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                 May 18, 2022

       Richard A. Fair
       Chief Executive Officer
       BELLICUM PHARMACEUTICALS, INC
       3730 Kirby Drive, Suite 1200
       Houston, TX 77030

                                                        Re: BELLICUM
PHARMACEUTICALS, INC
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2022
                                                            File No. 333-264939

       Dear Mr. Fair:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-
       5019 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Phillip S. McGill, Esq.